1934 Act Registration No. 1-14418

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JANUARY 2009

SK Telecom Co., Ltd.
(Translation of registrant’s name into English)
11,Euljiro2-ga Jung-gu
Seoul 100-999, Korea
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑     Form 40-F ☑
     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐     No ☑
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-               .)

SIGNATURES

SK Telecom Co., Ltd. (“SK Telecom”) plans to hold a conference call for the annual results of FY 2008 as follows:
1. Agenda
•	Annual Results of FY 2008
•	Q&A Session
2. Date and Time
January 23, 2009, 10:00AM (Seoul Time)
3. Place
Conference Room, SK Telecom
4. Participants
Analysts and Institutional Investors
5. Web-casting Audio Service
Those of you who would like to listen real-time or archived of the call, please access our IR website

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd.
By: /s/ Tae Jin Park
Name: Tae Jin Park
Title: Senior Vice President

Date: January 21, 2009

3